February 8, 2007

VIA EDGAR

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Emerging Growth Companies

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Allion Healthcare, Inc.

Form 10-K/A for Fiscal Year Ended December 31, 2005

Filed November 17, 2006

File No. 0.17821

Dear Ms. Jenkins:

This letter sets forth the responses of Allion Healthcare, Inc. (“Allion” or the “Company”) to the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) letter dated January 26, 20007 with regard to the above-referenced filings. We have also provided supplemental information in this letter in response to the Staff’s request for such information.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Form 10-KSB/A for the Fiscal Year ended December 31, 2005

Note 19. Stockholder’s Equity, page 68

C. Warrants, page 69

1.

Comment. We note your response to prior comment three of our letter dated December 8, 2006. We continue to believe that 20% does not appear to have been an appropriate measurement of volatility under SFAS 123 for the warrants issued in the Specialty acquisition. We note that SAB 107 was issued in March 2005 and permits the use of implied volatility. However, it appears that you did not meet the conditions outlined for the use of implied volatility in SAB 107, which provides for the use of implied volatility derived from an issuer’s own publicly traded options, not from those of comparable public companies. Further, we note that all of conditions outlined in Question 4 of SAB Topic 14.D.1 would need to be met before exclusive reliance on implied volatility would be appropriate.

Ms. Tia Jenkins

United States Securities and Exchange Commission

February 8, 2007

We also note that the paragraphs of SFAS 123 cited in your response are only applicable when evaluating actual measured historical volatility, and as noted in Question 2 of SAB Topic 14.D.1, any exclusion of periods of historical data must be factually supported, and are expected to be rare.

Response. Upon further consideration, we agree with the Staff’s position regarding the use of an implied volatility factor for the purpose of valuing the Specialty warrants. We have not used implied volatility since the issuance of the Specialty warrants and will base our volatility for future warrant or option issuances on the average volatility of similar companies until such time when there is sufficient history for the Company’s own stock.

As noted in our January 3, 2007 letter to the Staff, we conducted an analysis to revalue the Specialty warrants using the same methodology to determine volatility that we used for our stock options issued in 2006, which was the comparable company method in accordance with SFAS 123R. Using this methodology, we recalculated the valuation of the Specialty warrants using a volatility factor of 49%, which would increase the original value of the warrants by $213,000 in 2005, thereby increasing the purchase price and goodwill associated with the acquisition by that amount. Furthermore, and also noted in our January 3, 2007 letter to the Staff, had we also used the 49% volatility factor to calculate the fair value adjustment of the non-redeemed warrants at June 30, 2005, the fair value expense taken at June 30, 2005 would have decreased by a net amount of $148,000. As with our January 3, 2007 letter to the Staff, Appendix A illustrates the effect of such a decrease in fair value expense for the quarters and full year of 2005 resulting from recalculating the value of the Specialty warrants using a volatility factor of 49% both at the time of issuance and at the time of the revaluation of the non-redeemed warrants remaining after the partial redemption. We do not believe this amount has a material effect on our financials as discussed in our SAB 99 analysis set forth in our January 3, 2007 letter.

2.	Comment. With respect to prior comments three and five, we note the analysis provided in Appendix B of your response letter. The comparable companies used in the analysis include McKesson, Caremark and other multi-billion dollar companies. Given that your market capitalization was approximately $150 million at December 31, 2005, please explain why you believe that companies with market capitalizations in the billions are representative of your company for purposes of estimating volatility. Alternatively, revise your analysis to include companies with comparable market capitalizations. Refer to paragraphs A22 and A32 of SFAS 123(R) and Question 6 of SAB Topic 14.D.1. Also, please tell us if you used daily historical prices or another interval as an input to use in calculating volatility for each of the selected companies.

Response. Paragraphs A22 and A32 of SFAS 123(R) and question 6 of SAB Topic 14.D.1 state that an entity whose common stock has only recently become publicly traded may base expectations about volatility on the average volatility of similar entities. This guidance also provides that, for purposes of identifying similar entities, an entity would likely consider characteristics such as industry, stage of life cycle, size and financial leverage.

Ms. Tia Jenkins

United States Securities and Exchange Commission

February 8, 2007

While some of the companies included in our list of comparable companies have a larger market capitalization, we believe the list, when taken as a whole and based on the universe of available companies, fairly represents volatility for our company.

By way of background, Allion provides specialty pharmacy services to patients with HIV/AIDS, which is a high-cost, chronic disease. This is a low-margin, healthcare business that relies on the use of a highly specialized distribution system to deliver medications directly to patients. As part of our specialty pharmacy services, we also provide disease management services. Our pharmacy distribution and other services assist our patients in managing their chronic illnesses and remaining compliant and persistent with their prescribed medications.

We are aware of one publicly-traded company, Option Care, that is primarily a specialty pharmacy company and that has adequate uninterrupted trading history allowing for calculation of volatility over periods equal to the life of the warrants and options we have issued. While Allion and Option Care are similar companies in that respect, there is one noteworthy difference. Option Care has a debt to equity ratio of almost 1 to 1 while Allion is .01 to 1. The other companies that we identified for calculating an average volatility are publicly-traded healthcare companies with significant divisions that provide either specialty pharmacy or disease management services. We believe it appropriate to use both smaller and larger companies that provide either specialty pharmacy or disease management services to develop an appropriate calculation of volatility. McKesson and Caremark and the other drug distribution and pharmacy benefit management companies have divisions that provide specialty pharmacy services to chronically ill patients. These companies also generally operate a pharmaceutical distribution business with low margins and highly specialized distribution systems.

We believe that our business is a stable and established, having provided specialty pharmacy services to HIV patients prior to our emergence from bankruptcy in 1999. Almost all of the end users of our medications are patients with HIV/AIDS, which is a life-long, chronic disease. There appears to be no foreseeable cure for HIV/AIDS, but there is a long-term commitment on the part of the federal and state governments to provide assistance to HIV/AIDS patients. Accordingly, we think it appropriate to include some larger, stable companies with similar business among our list of comparable companies notwithstanding the size difference.

In developing the list of comparable companies we also considered the financial leverage of the comparable companies. We believe it is important to note that with a .01 to 1 debt to equity ratio Allion is less leveraged than the comparable companies. We believe that companies with lower financial leverage generally have lower volatility.

For informational purposes, we also reviewed the volatility factors used by the three smaller companies included on our list of comparable companies (Option Care, Matria Healthcare and Healthway), as reported in their public filings, and believe that our calculation of volatility is comparable with volatility factors used by them for their fair value estimates. The average volatility used by these three companies for fair value estimates under SFAS 123 was 49% with a range of 32% to 68%, as reported for the latest annual period in their respective Forms 10-K.

Ms. Tia Jenkins

United States Securities and Exchange Commission

February 8, 2007

The volatility factors used by Allion (based on our comparable company analysis) when revaluing our three 2005 warrants were 49% (February 2005 warrant), 56% (April 2005 warrant) and 48% (May 2005 warrant).

We continue to believe the comparable companies used in our analysis are representative of our company for purposes of estimating volatility and that our analysis thereof is consistent with the requirements of SFAS 123(R). Furthermore, we used daily historical prices as an input in calculating volatility for each of the selected companies, which tends to yield higher volatility.

3.	Comment. After considering the comments above, if you continue to believe that the previously filed financial statements for the year ended December 31, 2005 do not require amendment, please provide us with an updated analysis of how you reached this determination, including the quantitative impact of each error on each affected quarterly and annual period, as well as the cumulative effect of all unrecorded adjustments on retained earnings. Expand the analysis provided in Appendix A to include the effect on each financial statement line item.

Response. We continue to believe that our previously filed financial statements for the year ended December 31, 2005 do not require amendment. Appendix A details the effect of the change in valuation as a result of the change in volatility factor applied to each of the three warrants issued in 2005. The analysis in Appendix A has been expanded to include each financial statement line item affected, but is otherwise the same as presented in our January 3, 2007 letter to the Staff, wherein we also presented our SAB 99 analysis of these same changes.

As illustrated in Appendix A, our net income available to common stockholders for the quarter ended June 30, 2005 and the year ended December 31, 2005 would be reduced by only $29,801 as a result of the cumulative net effect of revaluing our February, April and May 2005 warrant transactions using a volatility factor of 49%, 56% and 48%, respectively. We do not believe that this would represent a material change.

If you have any questions regarding these responses, please do not hesitate to call the undersigned at (631) 870-5126.

Sincerely,

/s/ James G. Spencer

James G. Spencer

Chief Financial Officer

cc: Steven L. Pottle, Esq., Alston & Bird LLP

Appendix A - Analysis of Alternative Volatility Factors - FY2005

(dollars in thousands, except per share)

	Form 10-Q 3/31/05					Form 10-Q 6/30/05					Form 10-Q 9/30/05				Form 10-K 12/31/05
	As Reported	Adjust- ments		As Adjusted	% Dif	As Reported	Adjust- ments		As Adjusted	% Dif	As Reported	Adjust- ments	As Adjusted	% Dif	As Reported	Adjust- ments		As Adjusted	% Dif

Revenue	$22,695.7	$0.0		$22,695.7	0.0%	$28,639.1	$0.0		$28,639.1	0.0%	$33,926.6	$0.0	$33,926.6	0.0%	$123,107.7	$0.0		$123,107.7	0.0%
Other expense:
Interest income (expense)	$(106.9)	$0.0		$(106.9)	0.0%	$(1,417.6)	$(178.1	)(1)	$(1,595.7)	12.6%	$259.2	$0.0	$259.2	0.0%	$(1,059.1)	$(178.1	)(1)	$(1,237.2)	16.8%
Other income (expense)	$0.0	$0.0		$0.0	0.0%	$(1,133.2)	$148.3	(1)	$(984.9)	-13.1%	$0.0	$0.0	$0.0	0.0%	$(1,133.2)	$148.3	(1)	$(984.9)	-13.1%

Net Income (loss) available to common stockholders	$13.1	$0.0		$13.1	0.0%	$(3,683.6)	$(29.8	)(1)	$(3,713.4)	0.8%	$909.0	$0.0	$909.0	0.0%	$(2,383.0)	$(29.8	)(1)	$(2,412.8)	1.3%

Earnings (loss) per common share:
Basic	0.01	$0.00		0.01		(0.91)	$0.00		(0.91)		0.07	$0.00	0.07		(0.29)	$(0.00)		(0.29)
Fully diluted	0.00	$0.00		0.00		(0.91)	$0.00		(0.91)		0.06	$0.00	0.06		(0.29)	$(0.00)		(0.29)

Goodwill	$11,957.6	$212.6	(2)	$12,170.2	1.8%	$12,189.2	$212.6		$12,401.7	1.7%	$14,750.9	$212.6	$14,963.5	1.4%	$19,739.0	$212.6	(2)	$19,951.6	1.1%

Total Assets (5)	$34,404.9	$212.6	(2)	$34,617.5	0.6%	$73,640.1	$212.6		$73,852.7	0.3%	$83,060.8	$212.6	$83,273.3	0.3%	$86,289.0	$212.6	(2)	$86,501.6	0.2%

Total Shareholders’ Equity (5)	$11,767.7	$0.0		$11,767.7	0.0%	$58,414.6	$212.6		$58,627.2	0.4%	$66,739.3	$212.6	$66,951.9	0.3%	$67,343.2	$212.6	(2)	$67,555.8	0.3%

Accumulated Deficit (5)	$(10,540.8)	$0.0		$(10,540.8)	0.0%	$(14,224.4)	$(29.8)		$(14,254.2)	0.2%	$(13,315.0)	$(29.8)	$(13,344.8)	0.2%	$(12,936.9)	$(29.8)		$(12,966.7)	0.2%

Notes:

(1)	The cumulative effect of the adjustments to net income available to common stockholders for warrants issued in 2005 is as follows:

Feb 2005	SPI Warrant for Acquisition	148,306	(2)	other income (expense)
Apr 2005	Director Warrant for Guarantee	(150,720	)(3)	interest income (expense)
May 2005	Crestview Warrant for Private Debt Placement	(27,387	)(4)	interest income (expense)

Net effect		(29,801)

(2)	In February 2005 we issued a warrant in conjunction with the acquisition of Specialty. At the time the warrant was valued at $1,898,215 and included in the cost of the acquisition. For purposes of this analysis, we recalculated the value of the warrants based on a volatility factor of 49% rather than the 20% used historically, which results in additional goodwill of $212,580. Also for purposes of this analysis we recalculated the valuation of the non-redeemed warrants upon partial redemption during our quarter ended June 30, 2005 using a volatility factor of 49% instead of the 40% used historically. The result of revaluing each of these events using a 49% volatility factor is to reduce the fair value expense taken at June 30, 2005 by a net amount of $148,306. This results in a reduction in the amount recorded as other expense.
(3)	In April 2005 we issued warrants to a director in exchange for his personal guarantee of a line of credit for Allion. At the time the warrant was valued at $752,563 and recorded as interest expense. A revision in volatility to 56% would have indicated a valuation of $903,283, or a difference of $150,720.
(4)	In May 2005 we issued warrants in conjunction with a private debt placement. At the time the warrant was valued at $213,747 and recorded as interest expense. A revision in volatility to 48% would have indicated a valuation of $241,134, or a difference of $27,387.
(5)	As adjusted column includes the cumulative effect of all adjustments for Total Assets, Shareholders’ Equity and Accumulated Deficit.